August 27, 2008
Via EDGAR
United States Securities and Exchange Commission
Washington, DC 20549
Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 001-33865
Dear Mr. Rosenberg:
We have received your comment letter dated August 15, 2008 regarding our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008. We appreciate your comments and have attached our response as Exhibits 1 and 2 to this letter.
Triple-S Management Corporation (the Company) acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any comments please do not hesitate to contact me at (787) 749-4113. My fax number is (787) 749-4091.
Sincerely,

/s/ Ramón M. Ruiz-Comas
Ramón M. Ruiz-Comas
President and Chief Executive Officer
Triple-S Management Corporation

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarters ended March 31, 2008 and June 30, 2008
File No. 001-33865
Exhibit 1
Form 10-K for the Year Ended December 31, 2007
General
Comment 1
The file number on the cover of your document does not agree with the file number, 001-33865, used in the EDGAR system.
Our file number changed as a consequence of our registration under Section 12(b) of the Securities and Exchange Act of 1934, as amended, and we did not change the number in our subsequent filings. Future filings will reflect the correct file number.
Contractual Obligations, page 72
Comment 2
You disclose that the liability for future policy benefits was “excluded because we do not expect to make payments in the future until the occurrence of an insurable event, such as death or disability, or because the occurrence of a payment triggering event, such as the surrender of a policy contract, is not under our control. The determination of the timing of payment of this liability is not reasonably fixed and determinable since the insurable event has not yet occurred.” Although we acknowledge that payments depend on future events and are not under your control, please tell us why management is not able to reasonably estimate these amounts and their timing for purposes of this tables and how your inability to make these estimates affects your asset/liability management process. In your response, address your ability to make reasonable assumptions of mortality, morbidity and terminations that are necessary to arrive at the liability for future policy benefits.
Management is able to reasonably estimate the expected timing of payments for future policy benefits. We have not included this information in our filings because the timing of payment of life insurance claims cannot be predicted with the same degree of certainty as the timing of managed care payments. The estimated cash payments of the liability for future policy benefits includes assumptions related to the receipt of future premiums and assumptions related to mortality, morbidity, policy lapses, renewals, retirements, disability incidence and other contingent events as appropriate for the respective product type. Actual cash payments to policyholders could differ significantly from the estimated cash payments as presented in the contractual obligations disclosure due to differences between actual experience and the assumptions used in estimation of these cash payments. We will amend our 2007 Annual Report on Form 10-K to present the estimated obligation for future policy benefits in the contractual obligations table and will include such information in subsequent filings. See draft of the proposed amendment to this section in Exhibit 2.
Comment 3
It appears that you have presented claim liabilities net of reinsurance. Please revise your table to disclose these amounts on a gross basis. We do not object to you disclosing the effects of reinsurance; however, this should be done in a note or other narrative to the table or in a separate table showing the amounts related to reinsurance.
We will amend our 2007 Annual Report on Form 10-K to present claim liabilities excluding the effects of reinsurance. See draft of the proposed amendment to this section in Exhibit 2.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarters ended March 31, 2008 and June 30, 2008
File No. 001-33865
Exhibit 1
Item 9A. Controls and Procedures, page 86
Comment 4
It appears that your Principal Executive Officer and Principal Financial Officer have not disclosed their conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15. Please revise your filing to provide the disclosures required by Item 307 of Regulation S-K.
We will amend our 2007 Annual Report on Form 10-K to include the following:
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures; as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.
Comment 5
Further, please consider whether management’s failure to provide the disclosure required by Item 307 of Regulation S-K impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report.
We have considered the omission of the disclosure regarding the effectiveness of our disclosure controls and procedures in our Annual Report on Form 10-K and our conclusion regarding the effectiveness of those controls and procedures is unchanged.
Comment 6
Please disclose any change in your internal control over financial reporting during your last fiscal quarter, the fourth fiscal quarter in the case of an annual report. Please refer to paragraph (b) of Rule 308T. This comment also applies to your 2008 Forms 10-Q.
We will amend our 2007 Annual Report on Form 10-K to include the following:
Changes in Internal Control Over Financial Reporting.

No changes in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) occurred during the fiscal quarter ended December 31, 2007 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Our Quarterly Reports on Form 10-Q for the March 31, 2008 and June 30, 2008 quarters will also be amended to include similar wording.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarters ended March 31, 2008 and June 30, 2008
File No. 001-33865
Exhibit 1
Consolidated Financial Statements — Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies — (h) Deferred Policy Acquisition Costs and Value of Business Acquired, page 10
Comment 7
You disclose that “the amount of deferred policy acquisition costs is reduced by a provision for future maintenance and settlement expenses which are not provided through future premiums.” Please tell us the amount and type of future maintenance and settlement expenses and the authoritative accounting literature relied upon to support your accounting of these expenses.
The disclosure quoted in this comment refers to the adjustment we would have to make, in accordance with SFAS No. 60, if our life insurance business was in a loss recognition situation. That is, if all of the anticipated expenses and benefits related to a particular policy could not be recovered by the payment of anticipated premiums and investment income. This is not the case of our life insurance segment. We intend to clarify our financial statement disclosure as follows:
...deferred acquisition costs consist of commissions and certain expenses related to the production of life, annuity, accident and health, and credit business. ~~The amount of deferred policy acquisition costs is reduced by a provision for future maintenance and settlement expenses which are not provided through future premiums.~~ In the event that future premiums, in combination with policyholder reserves and anticipated investment income could not provide for all future maintenance and settlement expenses, the amount of deferred policy acquisition costs would be reduced to provide for such amount. The related amortization is provided...
We will implement these changes in the financial statements to be included in our Annual Report on Form 10-K as of December 31, 2008.
Comment 8
Please expand your disclosure to clarify how interest is considered in determining amortization of DAC.
We intend to expand our DAC disclosure as follows:
...The related amortization is provided, ~~considering interest,~~ over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue to expected total premium revenue to be received over the life of the policies. Interest is considered in the amortization of deferred policy acquisition costs and value of business acquired. For contracts accounted for under SFAS No. 60, Accounting and Reporting by Insurance Enterprises, interest is considered at a level rate, set at the time of issue of each contract and, in the case of the value of business acquired, at the time of any acquisition. For SFAS No. 60 contracts interest is currently set at 5.4%. For contracts accounted for under SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, deferred amounts are amortized at historical and forecasted credited interest rates, in accordance with the requirements set forth in that statement. Expected premium revenue is estimated...
We will implement these changes in the financial statements to be included in our Annual Report on Form 10-K as of December 31, 2008.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarters ended March 31, 2008 and June 30, 2008
File No. 001-33865
Exhibit 1
Note 8. Claim Liabilities, page 30
Comment 9
You disclose that “the credits in the incurred claims and loss-adjustment expenses for prior period insured events for 2007 and 2006 are due primarily to better than expected utilization trends.” This factor appears to be different than the significant assumptions, i.e. completion factor and claims trend factor, disclosed in your critical accounting estimates section as factors that can have a significant impact in determining your claim liabilities. While we understand that factors that caused changes in previous estimates may not be reflective of changes you expect to occur in the future, please revise your disclosure to explain why factor(s) that you expect to have a significant impact on your claim liabilities in your sensitivity analysis differ from those that caused actual changes in your previous estimates.
The term “claims trend factor”, as used in our description of critical accounting estimates included in the 2007 Annual Report on Form 10-K, has two main components: utilization trends and cost trends. Utilization trends indicate how often members have accessed services. Cost trends indicate changes in health care costs. In the claim liabilities disclosure we wanted to specify which of these two main components varied from the estimate used to develop the claim liabilities as of the end of each year; thus causing the favorable reserve developments during the years 2007 and 2006. In these two years, utilization trends were better than expected, while cost trends behaved similarly to what we expected at the time we developed year-end claim liabilities. There is no inconsistency between our financial statements and the critical accounting estimates description in our 2007 Annual Report on Form 10-K because the disclosure in our financial statements uses one of the components of the general term used in our critical accounting estimates disclosure, which we believe makes the disclosure in our financial statements more specific and meaningful.
Note 13. Reinsurance Activity, page 35
Comment 10
Please revise your disclosure to discuss why the impact that reinsurance on claims incurred as a percentage of ceded premiums has significantly increased from 2006 to 2007.
The ratio of reinsurance on claims incurred as a percentage of ceded premiums increased from 2006 to 2007 principally as the result of one claim recorded during 2007 by our property and casualty segment amounting to approximately $23.7 million. This claim was substantially reinsured, which increased the amount of reinsurance on claims incurred but had no effect on the amount of premiums ceded.
We intend to expand our reinsurance disclosure as follows (page 37):
Facultative reinsurance is obtained when coverage per risk is required. During the year 2007 the ceded claims incurred of STS include approximately $23.4 million related to one policy ceded under a facultative reinsurance treaty.

All reinsurance contracts...
We will implement these changes in the financial statements to be included in our Annual Report on Form 10-K as of December 31, 2008.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarters ended March 31, 2008 and June 30, 2008
File No. 001-33865
Exhibit 1
Forms 10-Q for the Quarterly Periods ended March 31, 2008 and June 30, 2008
Exhibits 31.1 and 31.2
Comment 11
Please revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
We will include the required language in amended Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarters ended March 31, 2008 and June 30, 2008
File No. 001-33865
Exhibit 2
Form 10-K for the Year Ended December 31, 2007
Contractual Obligations, page 72
Comments 2 and 3
Draft of Proposed Amendment
Contractual Obligations
Our contractual obligations impact our short and long-term liquidity and capital resource needs. However, our future cash flow prospects cannot be reasonably assessed based solely on such obligations. Future cash outflows, whether contractual or not, will vary based on our future needs. While some cash outflows are completely fixed (such as commitments to repay principal and interest on borrowings), most are dependent on future events (such as the payout pattern of claim liabilities which have been incurred but not reported).
The table below describes the payments due under our contractual obligations, aggregated by type of contractual obligation, including the maturity profile of our debt, operating leases and other long-term liabilities, and excludes an estimate of the future cash outflows related to the following liabilities:
~~•~~	~~Liability for future policy benefits — This liability was excluded because we do not expect to make payments in the future until the occurrence of an insurable event, such as death or disability, or because the occurrence of a payment triggering event, such as the surrender of a policy or contract, is not under our control. The determination of the timing of payment of this liability is not reasonably fixed and determinable since the insurable event has not yet occurred. As of December 31, 2007, our liability for future policy benefits amounted to $194.1 million.~~
•	Unearned premiums — This amount accounts for the premiums collected prior to the end of coverage period and does not represent a future cash outflow. As of December 31, 2007, we had $132.6 million in unearned premiums.
•	Policyholder deposits — The cash outflows related to these instruments are not included because they do not have defined maturities, such that the timing of payments and withdrawals is uncertain. There are currently no significant policyholder deposits in paying status. As of December 31, 2007, our policyholder deposits had a carrying amount of $45.9 million.
•	Other long-term liabilities — Due to the indeterminate nature of their cash outflows, $59.4 million of other long-term liabilities are not reflected in the following table, including $29.2 million of liability for the pension benefits and $21.3 million in liabilities to the Federal Employees Health Benefit Plan.

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Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarters ended March 31, 2008 and June 30, 2008
File No. 001-33865
Exhibit 2

		Contractual obligations by year
(Dollar amounts in millions)	Total	2008	2009	2010	2011	2012	Thereafter

Long-term borrowings (1)	$302.9	12.6	12.6	12.5	12.4	12.2	240.6
Operating leases	13.3	5.3	3.7	2.2	1.2	0.5	0.4
Purchase obligations (2)	235.5	235.2	0.1	0.1	0.1	—	—
Claim liabilities (3)	353.8	228.7	69.5	16.9	11.0	8.6	19.1
Estimated obligation for future policy benefits (4)	945.4	66.2	57.9	54.7	52.2	49.8	664.6

	$1,850.9	548.0	143.8	86.4	76.9	71.1	924.7

(1)	As of December 31, 2007, our long-term borrowings consist of our managed care subsidiary’s 6.3% senior unsecured notes payable (which are unconditionally guaranteed as to payment of principal, premium, if any, and interest by us), our 6.6% senior unsecured notes payable, our 6.7% senior unsecured notes payable, and a loan payable to a commercial bank. Total contractual obligations for long-term borrowings include the current maturities of long term debt. For the 6.3%, 6.6% and 6.7% senior unsecured notes, scheduled interest payments were included in the total contractual obligations for long-term borrowings until the maturity dates of the notes in 2019, 2020, and 2021, respectively. We may redeem the notes starting five years after issuance; however no redemption is considered in this schedule. The interest payments related to our loan payable were estimated using the interest rate applicable as of December 31, 2007. The actual amount of interest payments of the loans payable will differ from the amount included in this schedule due to the loans’ variable interest rate structure. See the “Financing and Financing Capacity” section for additional information regarding our long-term borrowings.

(2)	Purchase obligations represent payments required by us under material agreements to purchase goods or services that are enforceable and legally binding and where all significant terms are specified, including: quantities to be purchased, price provisions and the timing of the transaction. Other purchase orders made in the ordinary course of business for which we are not liable are excluded from the table above. Estimated pension plan contributions amounting to $5.0 million were included within the total purchase obligations. However, this amount is an estimate which may be subject to change in view of the fact that contribution decisions are affected by various factors such as market performance, regulatory and legal requirements and plan funding policy.

(3)	Claim liabilities represent the amount of our claims processed and incomplete as well as an estimate of the amount of incurred but not reported claims and loss-adjustment expenses. This amount does not include an estimate of claims to be incurred subsequent to December 31, 2007. The expected claims payments are an estimate and ~~not necessarily present~~ may differ materially from the actual claims payments ~~to be~~ made by us in the future. Also, ~~the estimated claim payments included in the table above do not include $54.8 million of reserves ceded under reinsurance contracts. Since reinsurance contracts do not relieve us from our obligations to policyholders, in the event that any of the reinsurance companies is unable to meet its obligations under existing reinsurance agreements, we would be liable for such defaulted amounts~~ claim liabilities are presented gross, and thus do not reflect the effects of reinsurance under which $54.8 million of reserves had been ceded at December 31, 2007.

(4)	Our life insurance segment establishes, and carries as liabilities, actuarially determined amounts that are calculated to meet its policy obligations when a policy matures or surrenders, an insured dies or becomes disabled or upon the occurrence of other covered events. A significant portion of the estimated obligation for future policy benefits to be paid included in this table considers contracts under which we are currently not making payments and will not make payments until the occurrence of an insurable event not under our control, such as death, illness, or the surrender of a policy. We have estimated the timing of the cash flows related to these contracts based on historical

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Triple-S Management Corporation
Form 10-K for the Year Ended December 31, 2007
Forms 10-Q for the Quarters ended March 31, 2008 and June 30, 2008
File No. 001-33865
Exhibit 2
experience as well as expectations of future payment patterns. The amounts presented in the table above represent the estimated cash payments for benefits under such contracts based on assumptions related to the receipt of future premiums and assumptions related to mortality, morbidity, policy lapses, renewals, retirements, disability incidence and other contingent events as appropriate for the respective product type. All estimated cash payments included in this table are not discounted to present value nor do they take into account estimated future premiums on policies in-force as of December 31, 2007, and are gross of any reinsurance recoverable. The $945.4 million total estimated cash flows for all years in the table is different from the liability of future policy benefits of $194.1 million included in our audited consolidated financial statements principally due to the time value of money. Actual cash payments to policyholders could differ significantly from the estimated cash payments as presented in this table due to differences between actual experience and the assumptions used in the estimation of these payments.

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